Exhibit 99.1

Gaotu Techedu Inc. Provides Update on Regulatory Development

BEIJING, August 19, 2021 – Gaotu Techedu Inc. (“Gaotu” or the “Company”) (NYSE: GOTU), a leading online large-class after-school tutoring service provider in China, announced that the Beijing Municipal Committee of the Communist Party of China and the Beijing Municipality Government jointly issued the “Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing” (the “Beijing Measures”) on August 14, 2021, and published the full text of the Beijing Measures on August 18, 2021. The Beijing Measures were adopted to implement the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council of the PRC, and aim to ensure that “the excessive burden upon students from school homework and after-school tutoring, the education expenditures from their families and the burden on their parents’ energy will be effectively reduced by the end of 2021, with significant impact achieved within two years.”

With respect to after-school tutoring services, among other things, the Beijing Measures contain the following provisions:

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Previously registered online providers of after-school tutoring services on academic subjects in China’s compulsory education system (“Academic AST”) will be subject to review and re-registration, and the registration and ICP license of any unqualified online Academic AST providers will be rescinded.

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After-school tutoring providers are strictly prohibited from providing Academic AST during any national holiday, weekend, winter and summer break period; Online Academic AST classes cannot be offered after 9:00 p.m. during weekdays.

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Academic AST providers are prohibited from (i) offering classes over contents outside of or in advance of the school curriculum, (ii) offering classes based on any foreign curriculum, (iii) soliciting and recruiting school teachers by offering excessive compensation, or (iv) employing foreign personnel to carry out training activities from overseas. Non-Academic AST providers are prohibited from offering Academic AST classes.

•	Prices for Academic AST will need to follow the guidelines from the government to prevent “any excessive charging or excessive profit-seeking activity.”

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Academic AST providers are prohibited from financing by way of listing its securities or conducting other capital market activities; listed companies may not invest in Academic AST providers through capital markets fundraising activities, and may not acquire assets of Academic AST providers by paying cash or issuing securities; foreign capital is prohibited from controlling or participating in Academic AST providers through mergers and acquisitions, entrusted operations, joining franchises, using variable interest entities or other structures.

•	Enhancing oversight of AST advertising, including restricting the channels for deploying AST advertisements.

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Institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) will be supervised in accordance with relevant national regulations and local regulations of Beijing.

The Company’s compliance with the Beijing Measures will have a material adverse impact on its business, results of operations and financial condition. Specifically, in compliance with the Beijing Measures, the Company has stopped and will stop offering online Academic AST classes over weekends, national holidays and school break periods.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Gaotu undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class after-school tutoring service provider in China. The Company offers foreign language, professional and admission courses, and also offers K-12 courses covering all primary and secondary grades through the brand Gaotu K12. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

For further information, please contact:

Gaotu Techedu Inc.

Ms. Sandy Qin, CFA, CMA

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: gotu@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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